January 28, 2010

Michael R. Moore
Chief Financial Officer
Capital Bank Corporation
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601

Re: Capital Bank Corporation
Form 10-K for December 31, 2008
File Number 0-30062

Dear Mr. Moore:

This is to let you know that we have completed our review of the above referenced filing and have no further comments.

If you have any questions please contact David S. Lyon at 202-551-3421.

Sincerely,

Kathryn McHale
Senior Attorney